Exhibit 99.2

MICHAEL KORS HOLDINGS LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 29, 2012 AND OCTOBER 1, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included as part of this interim report. This report contains forward-looking statements that are based upon current expectations. We sometimes identify forward-looking statements with such words as “may,” “expect,” “anticipate,” “estimate,” “seek,” “intend,” “believe” or similar words concerning future events. The forward-looking statements contained herein, include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, capital expenditures, research and development expenses, general and administrative expenses, capital resources, new stores, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed in this report that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review “ Cautionary Note Regarding Forward-Looking Statements” and the risk factors set forth under “Risk Factors” in our Registration Statement on Form F-1, as amended (File No. 333-183778), filed on September 7, 2012, with the Securities and Exchange Commission.

Overview

Our Business

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand over 30 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in 85 countries. As a highly recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced exceptional sales momentum and have a clear trajectory for significant future growth.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. As of September 29, 2012, our retail segment included 214 North American retail stores, including concessions, and 55 international retail stores, including concessions, in Europe and Japan. As of September 29, 2012, our wholesale segment included wholesale sales through approximately 2,066 department store and specialty store doors in North America and wholesale sales through approximately 817 department store and specialty store doors internationally (department stores as they are referred to here are comprised of full-price department stores only). Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. During the first six months of Fiscal 2013, our licensing segment accounted for approximately 3.9% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world. In 2004, we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel, and addresses the significant demand opportunity in accessible luxury goods. Taken together, our two collections target a broad customer base while retaining a premium luxury image.

As of November 9, 2012, we had 199,771,415 ordinary shares outstanding.

Certain Factors Affecting Financial Condition and Results of Operations

Costs of Manufacturing. Our industry is subject to volatility in costs related to certain raw materials used in the manufacturing of our products. This volatility applies primarily to costs driven by commodity prices, which can increase or decrease dramatically over a short period of time. These fluctuations may have a material impact on our sales, results of operations and cash flows to the extent they occur. We use commercially reasonable efforts to mitigate these effects by sourcing our products as efficiently as possible. In addition, manufacturing labor costs are also subject to degrees of volatility based on local and global economic conditions. We use commercially reasonable efforts to source from localities that suit our manufacturing standards and result in more favorable labor driven costs to our products.

Demand for Our Accessories and Related Merchandise. Our performance is affected by trends in the luxury goods industry, as well as shifts in demographics and changes in lifestyle preferences. Currently, demand for our products is predicted to grow. According to the Altagamma Studies*, demand for the worldwide luxury goods industry is predicted to grow from approximately $250.2 billion in 2011 to between $307.9 billion and $314.4 billion in 2014. We believe that we are well positioned to capitalize on the continued growth of the accessories product category, as it is one of our primary product category focuses.

*	Comprised of: the Luxury Goods Worldwide Market Monitor, Spring 2012 Update, Luxury Goods Worldwide Market Study, 2011, Luxury Goods Worldwide Market Study Spring 2011 Update, the Luxury Goods Worldwide Market Study, and the Altagamma 2006 Worldwide Markets Monitor (together, the “Altagamma Studies”). These studies were prepared by the Altagamma Foundation in cooperation with Bain & Company and can be obtained free of charge or at a nominal cost by contacting Bain & Company’s media contacts at cheryl.krauss@bain.com or frank.pinto@bain.com. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. The Altagamma Studies analyze the global luxury goods market, including the market and financial performance of more than 230 of the world’s leading luxury goods companies and brands. All figures derived from the Altagamma Studies are based on an exchange rate of $1.31 to €1.00.

Segment Information

We generate revenue through three business segments: retail, wholesale and licensing. The following table presents our revenue and income from operations by segment for the three and six months ended September 29, 2012 and October 1, 2011 (in thousands):

	Three Months Ended		Six Months Ended
	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011
Revenue:
Net sales: Retail	$242,280	$133,431	$457,284	$255,775
Wholesale	270,785	154,494	453,151	264,432
Licensing	19,870	17,607	37,365	28,451

Total revenue	$532,935	$305,532	$947,800	$548,658

Income from operations:
Retail	$68,436	$25,625	$128,315	$53,547
Wholesale	77,399	21,511	118,117	32,379
Licensing	12,093	12,142	23,439	18,328

Income from operations	$157,928	$59,278	$269,871	$104,254

Retail

From the beginning of Fiscal 2007, when we first undertook our major retail growth initiative, through September 29, 2012, we have leveraged our successful retail store formats by opening a total of 260 new stores. During this time period, we have grown our North American retail presence significantly, increasing our North American store count by 204 stores, as well as increasing our international store count by 55 stores.

The following table presents the growth in our network of retail stores during the three and six months ended September 29, 2012 and October 1, 2011:

	Three Months Ended		Six Months Ended
	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011
Full price retail stores including concessions:
Number of stores	180	132	180	132
Increase during period	12	13	22	19
Percentage increase vs. prior period	36.4%	41.9%	36.4%	41.9%
Total gross square footage	369,402	267,276	369,402	267,276
Average square footage per store	2,052	2,025	2,052	2,025
Outlet stores:
Number of stores	89	71	89	71
Increase during period	4	13	10	18
Percentage increase vs. prior period	25.4%	51.1%	25.4%	51.1%
Total gross square footage	245,244	195,482	245,244	195,482
Average square footage per store	2,756	2,753	2,756	2,753

Wholesale

We sell our products directly to department stores across North America and Europe to accommodate consumers who prefer to shop at major department stores. In addition, we sell to specialty stores for those consumers who enjoy the boutique experience afforded by such stores. We continue to focus our sales efforts and drive sales in existing locations by enhancing presentation, primarily through the creation of more shop-in-shops with our proprietary fixtures that effectively communicate our brand and create a more personalized shopping experience for consumers. We tailor our assortments through wholesale product planning and allocation processes to better match the demands of our department store customers in each local market.

The following table presents the growth in our network of full-price wholesale doors, which include department store and specialty store doors, during the six months ended September 29, 2012 and October 1, 2011:

	Three Months Ended		Six Months Ended
	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011
Number of full-price wholesale doors	2,883	2,350	2,883	2,350
Increase during period	74	242	206	318
Percentage increase vs. prior period	22.7%	32.4%	22.7%	32.4%

Licensing

We generate revenue through product and geographic licensing arrangements. Our product license agreements allow third parties to use our brand name and trademarks in connection with the manufacturing and sale of a variety of products, including watches, fragrances, eyewear and jewelry. In our product licensing arrangements, we take an active role in the design process, marketing and distribution of products under our brands. Our geographic licensing arrangements allow third parties to use our tradenames in connection with the retail and/or wholesale sales of our branded products in specific geographic regions.

Key Performance Indicators and Statistics

We use a number of key indicators of operating results to evaluate our performance, including the following (dollars in thousands):

	Three Months Ended		Six Months Ended
	September 29, 2012	October 1, 2011	September 29, 2012	October 1, 2011
Total revenue	$532,935	$305,532	$947,800	$548,658
Gross profit as a percent of total revenue	59.3%	57.3%	59.8%	56.9%
Income from operations	$157,928	$59,278	$269,871	$104,254
Retail net sales- North America	$213,817	$121,981	$405,927	$234,907
Retail net sales- Europe	$23,603	$9,328	$42,168	$17,252
Retail net sales- Japan	$4,860	$2,122	$9,189	$3,616
Increase in comparable store net sales- North America	45.1%	39.9%	41.9%	42.9%
Increase in comparable store net sales- Europe	50.3%	24.9%	38.0%	19.6%
Increase in comparable store net sales- Japan	17.0%	21.8%	18.4%	21.8%

Wholesale net sales- North America	$237,737	$135,113	$405,281	$237,111
Wholesale net sales- Europe	$33,048	$19,381	$47,870	$27,321

General Definitions for Operating Results

Net sales consist of sales from comparable retail stores and non-comparable retail stores, net of returns and markdowns, as well as those made to our wholesale customers, net of returns, discounts, markdowns and allowances.

Comparable store sales include sales from a store that has been opened for one full year after the end of the first month of its operations. All comparable store sales are presented on a 52-week basis.

Licensing revenue consists of fees charged on sales of licensed products to our licensees as well as contractual royalty rates for the use of our trademarks in certain geographic territories.

Cost of goods sold includes the cost of inventory sold, freight-in on merchandise and foreign currency exchange gains/losses related to forward contracts for purchase commitments.

Gross profit is total revenue (net sales plus licensing revenue) minus cost of goods sold.

Selling, general and administrative expenses consist of warehousing and distribution costs, rent for our distribution centers, store payroll, store occupancy costs (such as rent, common area maintenance, real estate taxes and utilities), information technology and systems costs, corporate payroll and related benefits, advertising and promotion expense and other general expenses.

Depreciation and amortization includes depreciation and amortization of fixed and definite-lived intangible assets.

Impairment charges consist of charges to write-down both fixed and intangible assets to fair value.

Income from operations consists of gross profit minus total operating expenses.

Interest expense represents interest and fees on our revolving credit facility (“Credit Facility”) and amortization of deferred financing costs, offset by interest earned on highly liquid investments (investments purchased with an original maturity of six months or less, classified as cash equivalents).

Foreign currency gain represents unrealized income or loss from the re-measurement of monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries.

Results of Operations

Comparison of the three months ended September 29, 2012 with the three months ended October 1, 2011

The following table details the results of our operations for the three months ended September 29, 2012 and for the three months ended October 1, 2011, and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

					% of Total Revenue for the three months ended September 29, 2012	% of Total Revenue for the three months ended October 1, 2011
	Three Months Ended
	September 29,	October 1,
	2012	2011	$ Change	% Change

Statement of Operations Data:
Net sales	$513,065	$287,925	$225,140	78.2%
Licensing revenue	19,870	17,607	2,263	12.9%

Total revenue	532,935	305,532	227,403	74.4%
Cost of goods sold	217,035	130,432	86,603	66.4%	40.7%	42.7%

Gross profit	315,900	175,100	140,800	80.4%	59.3%	57.3%
Selling, general and administrative expenses	145,714	107,307	38,407	35.8%	27.3%	35.1%
Depreciation and amortization	12,258	8,515	3,743	44.0%	2.3%	2.8%

Total operating expenses	157,972	115,822	42,150	36.4%	29.6%	37.9%

Income from operations	157,928	59,278	98,650	166.4%	29.6%	19.4%
Interest expense, net	555	(11)	566	-5145.5%	0.1%	0.0%
Foreign currency gain	(275)	(3,236)	2,961	-91.5%	-0.1%	-1.1%

Income before provision for income taxes	157,648	62,525	95,123	152.1%	29.6%	20.5%
Provision for income taxes	59,820	21,919	37,901	172.9%	11.2%	7.2%

Net income	$97,828	$40,606	$57,222	140.9%

Total Revenue

Total revenue increased $227.4 million, or 74.4%, to $532.9 million for the three months ended September 29, 2012, compared to $305.5 million for the three months ended October 1, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our licensing revenue.

The following table details revenues for our three business segments (dollars in thousands):

					% of Total Revenue for the three months ended September 29, 2012	% of Total Revenue for the three months ended October 1, 2011

	Three Months Ended
	September 29,	October 1,
	2012	2011	$ Change	% Change
Revenue:
Net sales: Retail	$242,280	$133,431	$108,849	81.6%	45.5%	43.7%
Wholesale	270,785	154,494	116,291	75.3%	50.8%	50.6%
Licensing	19,870	17,607	2,263	12.9%	3.7%	5.8%

Total revenue	$532,935	$305,532	$227,403

Retail

Net sales from our retail stores increased $108.9 million, or 81.6%, to $242.3 million for the three months ended September 29, 2012, compared to $133.4 million for the three months ended October 1, 2011. We operated 269 retail stores, including concessions, as of September 29, 2012, compared to 203 retail stores, including concessions, as of October 1, 2011. During the three months ended September 29, 2012, our comparable store sales growth increased $58.0 million, or 45.1%, from the three months ended October 1, 2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line during the three months ended September 29, 2012. In addition, our non-comparable store sales were $50.9 million during the three months ended September 29, 2012, which was primarily the result of opening 66 new stores since October 1, 2011.

Wholesale

Net sales to our wholesale customers increased $116.3 million, or 75.3%, to $270.8 million for the three months ended September 29, 2012, compared to $154.5 million for the three months ended October 1, 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during the three months ended September 29, 2012, as we continue to enhance our presence in department and specialty stores by converting more doors to shop-in-shops, and in continuing our expansion of our European operations. Net sales from our European operations increased approximately 70.5% during the three months ended September 29, 2012 compared to the three months ended October 1, 2011, due largely to an increase in full-price doors to 817 from 549 in the same period last year.

Licensing

Revenues earned on our licensing agreements increased $2.3 million, or 12.9%, to $19.9 million for the three months ended September 29, 2012, compared to $17.6 million for the three months ended October 1, 2011. The increase in licensing revenue was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $140.8 million, or 80.4%, to $315.9 million during the three months ended September 29, 2012, compared to $175.1 million for the three months ended October 1, 2011. Gross profit as a percentage of total revenue increased to 59.3% during the three months ended September 29, 2012, compared to 57.3% during the three months ended October 1, 2011. The increase in profit margin resulted from increases in gross profit margin of 270 basis points and 290 basis points from our retail and wholesale segments, respectively. The increase in profit margin on our retail segment resulted primarily from decreases in in-store markdowns and discounts given as well as a experiencing a more favorable product sales mix during the quarter ended September 29, 2012 as compared to the quarter ended October 1, 2011. The increase in profit margin on our wholesale segment largely resulted from a decrease in discounts and allowances given on our accessories product line, as well as experiencing a more favorable product sales mix during the quarter ended September 29, 2012 as compared to the quarter ended October 1, 2011.

Total Operating Expenses

Total operating expenses increased $42.2 million, or 36.4%, to $158.0 million during the three months ended September 29, 2012, compared to $115.8 million for the three months ended October 1, 2011. Total operating expenses decreased to 29.6% as a percentage of total revenue for the three months ended September 29, 2012, compared to 37.9% for the three months ended October 1, 2011. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $38.4 million, or 35.8%, to $145.7 million during the three months ended September 29, 2012, compared to $107.3 million for the three months ended October 1, 2011. The increase was primarily due to increases in our retail occupancy and salary costs of $27.0 million, and increases in corporate employee-related costs of $7.5 million. The increase in our retail occupancy and payroll costs was due to operating 269 retail stores versus 203 retail stores in the prior period. The increase in our corporate employee-related costs was due primarily to an increase in our corporate staff to accommodate our North American and international growth. Selling, general and administrative expenses as a percentage of total revenue decreased to 27.3% during the three months ended September 29, 2012, compared to 35.1% for the three months ended October 1, 2011. The decrease as a percentage of total revenue was primarily due to achieving economies of scale during the three months ended September 29, 2012, as compared to the three months ended October 1, 2011, as our revenue is increasing at a greater rate relative to our fixed costs.

Depreciation and Amortization

Depreciation and amortization increased $3.7 million, or 44.0%, to $12.3 million during the three months ended September 29, 2012, compared to $8.5 million for the three months ended October 1, 2011. Increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations, new shop-in-shop locations and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 2.3% as a percentage of total revenue during the three months ended September 29, 2012, compared to 2.8% for the three months ended October 1, 2011.

Income from Operations

As a result of the foregoing, income from operations increased $98.7 million, or 166.4%, to $157.9 million during the three months ended September 29, 2012, compared to $59.3 million for the three months ended October 1, 2011. Income from operations as a percentage of total revenue increased to 29.6% during the three months ended September 29, 2012, compared to 19.4% for the three months ended October 1, 2011.

The following table details income from operations for our three business segments (dollars in thousands):

					% Net Sales/ Revenue for the three months ended September 29, 2012	% Net Sales/ Revenue for the three months ended October 1, 2011

	Three Months Ended
	September 29,	October 1,
	2012	2011	$ Change	% Change
Income from operations:
Retail	$68,436	$25,625	$42,811	167.1%	28.2%	19.2%
Wholesale	77,399	21,511	55,888	259.8%	28.6%	13.9%
Licensing	12,093	12,142	(49)	-0.4%	60.9%	69.0%

Income from operations	$157,928	$59,278	$98,650	166.4%

Retail

Income from operations for our retail segment increased $42.8 million, or 167.1%, to $68.4 million during the three months ended September 29, 2012, compared to $25.6 million for the three months ended October 1, 2011. Income from operations as a percentage of net retail sales for the retail segment increased approximately 9.0% as a percentage of net retail sales to 28.2% during the three months ended September 29, 2012. The increase in retail income from operations as a percentage of net sales was due to the increase in gross profit margin during the three months ended September 29, 2012, as compared to the three months ended October 1, 2011, as described in the gross profit discussion above, as well as to a decrease in operating expenses of approximately 5.5% as a percentage of net sales during the quarter ended September 29, 2012, as compared to the quarter ended October 1, 2011. This decrease occurred primarily due to sales increasing at a greater rate relative to fixed expenses during the period.

Wholesale

Income from operations for our wholesale segment increased $55.9 million, or 259.8%, to $77.4 million during the three months ended September 29, 2012, compared to $21.5 million for the three months ended October 1, 2011. Income from operations as a percentage of net sales for the wholesale segment increased 14.7% as a percentage of net wholesale sales to 28.6% during the three months ended September 29, 2012. This increase as a percentage of net sales was primarily the result of the increase in gross profit margin, as described in the gross profit discussion above, as well as a decrease in wholesale operating expenses as a percentage of net wholesale sales of approximately 11.0% during the three months ended September 29, 2012, as compared to the three months ended October 1, 2011, as the increase in net sales more than compensated for the increase in fixed expenses.

Licensing

Income from operations for our licensing segment remained level for the three months ended September 29, 2012, compared to the three months ended October 1, 2011. Income from operations as a percentage of licensing revenue for the licensing segment decreased 8.1% as a percentage of licensing revenue to 60.9% during the three months ended September 29, 2012. This decrease was primarily the result of an increase in advertising expense during the three months ended September 29, 2012 as compared to the three months ended October 1, 2011, as we launched several new advertising initiatives, including social media and other web-based mediums for increasing brand awareness, during the three months ended September 29, 2012. The increase in advertising expenses was offset in part by the aforementioned increase in sales of licensed products and royalty revenue.

Foreign Currency Gain

Foreign currency gain during the three months ended September 29, 2012 was $0.3 million as compared to foreign currency gain of $3.2 million during the three months ended October 1, 2011. The gain during the three months ended September 29, 2012 was primarily due to the strengthening of the Japanese Yen relative to the U.S. dollar, which impacted the re-measurement of Yen-denominated intercompany loans with certain of our subsidiaries. The foreign currency gain during the three months ended October 1, 2011 was primarily due to having larger U.S. dollar denominated intercompany loan balances, with certain of our non-U.S. subsidiaries (whose functional currency was the Euro) during the three months ended October 1, 2011, which were impacted during re-measurement by the U.S. dollar’s strengthening against the Euro during that period.

Provision for Income Taxes

We recognized $59.8 million of income tax expense during the three months ended September 29, 2012, compared with $21.9 million for the three months ended October 1, 2011. Our effective tax rate for the three months ended September 29, 2012, was 37.9%, compared to 35.1% for the three months ended October 1, 2011. The increase in our effective tax rate was primarily due to the increase in taxable income in certain of our non-U.S. subsidiaries during the three months ended September 29, 2012. These subsidiaries generated a greater degree of non-taxable income during the three months ended October 1, 2011, as they were not expected to be profitable for the full-year Fiscal 2012.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $57.2 million, or 140.9%, to $97.8 million during the three months ended September 29, 2012, compared to $40.6 million for the three months ended October 1, 2011.

Comparison of the six months ended September 29, 2012 with the six months ended October 1, 2011

The following table details the results of our operations for the six months ended September 29, 2012 and for the six months ended October 1, 2011, and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

					% of Total Revenue for the six months ended September 29, 2012	% of Total Revenue for the six months ended October 1, 2011

	Six Months Ended
	September 29,	October 1,
	2012	2011	$ Change	% Change
Statement of Operations Data:
Net sales	$910,435	$520,207	$390,228	75.0%
Licensing revenue	37,365	28,451	8,914	31.3%

Total revenue	947,800	548,658	399,142	72.7%
Cost of goods sold	380,900	236,589	144,311	61.0%	40.2%	43.1%

Gross profit	566,900	312,069	254,831	81.7%	59.8%	56.9%
Selling, general and administrative expenses	271,716	190,799	80,917	42.4%	28.7%	34.8%
Depreciation and amortization	25,313	17,016	8,297	48.8%	2.7%	3.1%

Total operating expenses	297,029	207,815	89,214	42.9%	31.3%	37.9%

Income from operations	269,871	104,254	165,617	158.9%	28.5%	19.0%
Interest expense, net	990	660	330	50.0%	0.1%	0.1%
Foreign currency gain	(650)	(1,729)	1,079	-62.4%	-0.1%	-0.3%

Income before provision for income taxes	269,531	105,323	164,208	155.9%	28.4%	19.2%
Provision for income taxes	103,058	40,602	62,456	153.8%	10.9%	7.4%

Net income	$166,473	$64,721	$101,752	157.2%

Total Revenue

Total revenue increased $399.1 million, or 72.7%, to $947.8 million for the six months ended September 29, 2012, compared to $548.7 million for the six months ended October 1, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our licensing revenue.

The following table details revenues for our three business segments (dollars in thousands):

					% of Total Revenue for the six months September 29, 2012	% of Total Revenue for the six months October 1, 2011
	Six Months Ended
	September 29,	October 1,
	2011	2011	$ Change	% Change
Revenue:
Net sales: Retail	$457,284	$255,775	$201,509	78.8%	48.2%	46.6%
Wholesale	453,151	264,432	188,719	71.4%	47.8%	48.2%
Licensing	37,365	28,451	8,914	31.3%	3.9%	5.2%

Total revenue	$947,800	$548,658	$399,142	72.7%

Retail

Net sales from our retail stores increased $201.5 million, or 78.8%, to $457.3 million for the six months ended September 29, 2012, compared to $255.8 million for the six months ended October 1, 2011. We operated 269 retail stores, including concessions, as of September 29, 2012, compared to 203 retail stores, including concessions, as of October 1, 2011. During the six months ended September 29, 2012, our comparable store sales growth increased $102.5 million, or 41.3%, from the six months ended October 1, 2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line during the six months ended September 29, 2012. In addition, our non-comparable store sales were $99.0 million during the six months ended September 29, 2012, which was primarily the result of opening 66 new stores since October 1, 2011.

Wholesale

Net sales to our wholesale customers increased $188.7 million, or 71.4%, to $453.2 million for the six months ended September 29, 2012, compared to $264.4 million for the six months ended October 1, 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during the six months ended September 29, 2012, as we continue to enhance our presence in department and specialty stores by converting more doors to shop-in-shops, and in continuing our expansion of our European operations. Net sales from our European operations increased approximately 75.2% during the six months ended September 29, 2012 compared to the six months ended October 1, 2011, due largely to an increase in full-price doors to 817 from 549 in the same period last year.

Licensing

Revenues earned on our licensing agreements increased $8.9 million, or 31.3%, to $37.4 million for the six months ended September 29, 2012, compared to $28.5 million for the six months ended October 1, 2011. The increase in licensing revenue was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $254.8 million, or 81.7%, to $566.9 million during the six months ended September 29, 2012, compared to $312.1 million for the six months ended October 1, 2011. Gross profit as a percentage of total revenue increased to 59.8% during the six months ended September 29, 2012, compared to 56.9% during the six months ended October 1, 2011. The increase in profit margin resulted from increases in gross profit margin from our retail and wholesale segments of approximately 290 and 390 basis points, respectively. The increase in profit margin on our retail segment resulted primarily from decreases in in-store markdowns and discounts given during the six months ended September 29, 2012 as compared to the six months ended October 1, 2011, as well as benefiting from a more favorable product mix relative to the same period last year. The increase in profit margin on our wholesale segment largely resulted from a decrease in discounts and allowances given on our accessories product line during the six months ended September 29, 2012 as compared to the six months ended October 1, 2011.

Total Operating Expenses

Total operating expenses increased $89.2 million, or 42.9%, to $297.0 million during the six months ended September 29, 2012, compared to $207.8 million for the six months ended October 1, 2011. Total operating expenses decreased to 31.3% as a percentage of total revenue for the six months ended September 29, 2012, compared to 37.9% for the six months ended October 1, 2011. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $80.9 million, or 42.4%, to $271.7 million during the six months ended September 29, 2012, compared to $190.8 million for the six months ended October 1, 2011. The increase was primarily due to increases in our retail occupancy and salary costs of $52.2 million, and increases in corporate employee-related costs of $19.8 million. The increase in our retail occupancy and payroll costs was due to operating 269 retail stores versus 203 retail stores in the prior period. The increase in our corporate employee-related costs was due primarily to an increase in our corporate staff to accommodate our North American and international growth. Selling, general and administrative expenses as a percentage of total revenue decreased to 28.7% during the six months ended September 29, 2012, compared to 34.8% for the six months ended October 1, 2011. The decrease as a percentage of total revenue was primarily due to achieving economies of scale during the six months ended September 29, 2012, as compared to the six months ended October 1, 2011, as our revenue is increasing at a greater rate relative to our fixed costs.

Depreciation and Amortization

Depreciation and amortization increased $8.3 million, or 48.8%, to $25.3 million during the six months ended September 29, 2012, compared to $17.0 million for the six months ended October 1, 2011. Increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations, new shop-in-shop locations and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 2.7% as a percentage of total revenue during the six months ended September 29, 2012, compared to 3.1% for the six months ended October 1, 2011.

Income from Operations

As a result of the foregoing, income from operations increased $165.6 million, or 158.9%, to $269.9 million during the six months ended September 29, 2012, compared to $104.3 million for the six months ended October 1, 2011. Income from operations as a percentage of total revenue increased to 28.5% during the six months ended September 29, 2012, compared to 19.0% for the six months ended October 1, 2011.

The following table details income from operations for our three business segments (dollars in thousands):

					% of Total	% of Total
	Six Months Ended				Revenue for	Revenue for
	September 29,	October 1,			the six months	the six months
	2011	2011	$ Change	% Change	September 29, 2012	October 1, 2011
Revenue:
Net sales: Retail	$457,284	$255,775	$201,509	78.8%	48.3%	46.6%
Wholesale	453,151	264,432	188,719	71.4%	47.8%	48.2%
Licensing	37,365	28,451	8,914	31.3%	3.9%	5.2%

Total revenue	$947,800	$548,658	$399,142	72.7%

Retail

Income from operations for our retail segment increased $74.8 million, or 139.6%, to $128.3 million during the six months ended September 29, 2012, compared to $53.5 million for the six months ended October 1, 2011. Income from operations as a percentage of net retail sales for the retail segment increased approximately 7.2% as a percentage of net retail sales to 28.1% during the six months ended September 29, 2012. The increase in retail income from operations as a percentage of net sales was due primarily to the increase in gross profit margin during the six months ended September 29, 2012, as compared to the six months ended October 1, 2011, as described in the gross profit discussion above. In addition, net sales increased at a greater rate relative to fixed costs during the quarter ended September 29, 2012, as compared to the six months ended October 1, 2011, resulting in a 4.3% decrease in operating expenses as a percentage of net sales.

Wholesale

Income from operations for our wholesale segment increased $85.7 million, or 264.8%, to $118.1 million during the six months ended September 29, 2012, compared to $32.4 million for the six months ended October 1, 2011. Income from operations as a percentage of net sales for the wholesale segment increased 13.9% as a percentage of net wholesale sales to 26.1% during the six months ended September 29, 2012. This increase as a percentage of net sales was primarily the result of the increase in gross profit margin, as described in the gross profit discussion above, as well as a decrease in wholesale operating expenses as a percentage of net wholesale sales of approximately 9.9% during the six months ended September 29, 2012, as compared to the six months ended October 1, 2011, as the increase in net sales more than compensated for the increase in fixed expenses.

Licensing

Income from operations for our licensing segment increased $5.1 million, or 27.9%, to $23.4 million during the six months ended September 29, 2012, compared to $18.3 million for the six months ended October 1, 2011. Income from operations as a percentage of licensing revenue for the licensing segment decreased 1.7% as a percentage of licensing revenue to 62.7% during the six months ended September 29, 2012. This decrease was primarily the result of an increase in advertising expense during the six months ended September 29, 2012 as compared to the six months ended October 1, 2011, as we launched several new advertising initiatives, including social media and other web-based mediums for increasing brand awareness, during the six months ended September 29, 2012. The increase in advertising expenses was offset in part by the aforementioned increase in sales of licensed products and royalty revenue.

Interest Expense

Interest expense increased $0.3 million, or 50.0%, to $1.0 million during the six months ended September 29, 2012, compared to $0.7 million for the six months ended October 1, 2011. The increase in interest expense was attributable to an increase in deferred financing costs amortization and commitment fees, during the six months ended September 29, 2012 compared to the six months ended October 1, 2011. This increase was offset in part by a decrease in the average balance of our revolving credit line during the six months ended September 29, 2012 compared to the six months ended October 1, 2011.

Foreign Currency Gains

Foreign currency gain decreased $1.1 million, or 62.4%, to $0.7 million during the six months ended September 29, 2012, compared to $1.7 million during the six months ended October 1, 2011. The decrease in foreign currency gain during the six months ended September 29, 2012 was primarily due to having larger U.S. dollar denominated intercompany loan balances, with certain of our non-U.S. subsidiaries (whose functional currency was the Euro) during the six months ended October 1, 2011, which were impacted during re-measurement by the U.S. dollar’s strengthening against the Euro during that period.

Provision for Income Taxes

We recognized $103.1 million of income tax expense during the six months ended September 29, 2012, compared with $40.6 million for the six months ended October 1, 2011. Our effective tax rate for the six months ended September 29, 2012, was 38.2%, compared to 38.5% for the six months ended October 1, 2011. During the six months ended September 29, 2012, our effective tax rate was impacted positively by a greater portion of our income being recognized in jurisdictions with lower statutory income tax rates relative to the six months ended October 1, 2011. This impact to our effective tax rate was offset in part by certain discrete items primarily related to adjustments for certain international tax credits and deductions impacting our U.S. federal and state tax provision, which collectively increased the effective tax rate for the six months ended September 29, 2012, by approximately 0.7%.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $101.8 million, or 157.2%, to $166.5 million during the six months ended September 29, 2012, compared to $64.7 million for the six months ended October 1, 2011.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, along with borrowings available under our Credit Facility and available cash and cash equivalents. Our primary use of this liquidity is to fund our ongoing cash requirements, including working capital requirements, global retail store expansion and renovation, construction and renovation of shop-in-shops, investment in information systems infrastructure and expansion of our distribution and corporate facilities. We believe that the cash generated from our operations, together with borrowings available under our Credit Facility and available cash and cash equivalents, will be sufficient to meet our working capital needs for the next 12 months, including investments made and expenses incurred in connection with our store growth plans, systems development and store improvements. We spent approximately $42.8 million on capital expenditures during the first six months of Fiscal 2013 and expect to spend approximately $140.0 million on capital expenditures during Fiscal 2013. The majority of these expected expenditures relate to new retail store openings planned for the year, with the remainder being used for investments in connection with developing new shop-in-shops, build-out of our new warehouse, corporate offices and enhancing our information systems infrastructure. During September 2012 we completed an additional secondary public offering, where 2,577,793 employee share options were exercised in connection with the offering. Prior to the close of our second fiscal quarter we received $118.0 million of cash, which represented the employee earnings related to these exercises In the week subsequent to the end of our second fiscal quarter, the entire $118.0 million was disbursed to the respective employees and relevant taxing authorities, decreasing the September 29, 2012 balances in our cash and cash equivalents and that of our accrued payroll and payroll related expenses by the same amount.

The following table sets forth key indicators of our liquidity and capital resources (in thousands):

	As of
	September 29,	March 31,
	2 0 12	2 0 12
Balance Sheet Data:
Cash and cash equivalents	$312,244	$106,354
Working capital	$610,219	$299,057
Total assets	$1,119,484	$674,425
Revolving line of credit	$11,616	$22,674

	Six Months Ended
	September 29,	October 1,
	2 0 12	2 0 11
Cash Flows Provided By (Used In):
Operating activities	$113,680	$19,864
Investing activities	(42,841)	(31,991)
Financing activities	134,752	11,020
Effect of exchange rate changes	299	(658)

Net increase (decrease) in cash and cash equivalents	$205,890	$(1,765)

Cash Provided by Operating Activities

Cash provided by operating activities increased $93.8 million to $113.7 million during the six months ended September 29, 2012, as compared to $19.9 million for the six months ended October 1, 2011. The increase in cash flows from operating activities is primarily due to an increase in our net income and decrease in cash outflows on our accounts payable, offset, in part, by a decrease in changes to our accounts receivable and an increase in cash outflows on our inventory during the six months ended September 29, 2012 as compared to the six months ended October 1, 2011. The decrease in the change to our accounts receivable was largely the result of our increasing sales as well as experiencing heavy shipping and customer billing during September 2012, which will be collected upon in the subsequent fiscal quarter. The increase in cash outflows on our inventory occurred primarily to accommodate the increase to our net sales for the six months ended September 29, 2012, as well as in anticipation for our inventory needs for the remainder of Fiscal 2013, in anticipation of holiday sales, our growing overall sales, and expected increase in shop-in-shop conversions (shop-in-shops generally require significantly greater inventory levels than that of a non-shop wholesale door).

Cash Used in Investing Activities

Net cash used in investing activities increased $10.9 million to $42.8 million during the six months ended September 29, 2012, as compared to $32.0 million during the six months ended October 1, 2011. The increase in cash used in investing activities is primarily the result of the build-out of our new retail stores, which were constructed during the six months ended September 29, 2012, and shop-in-shops we installed during the six months ended September 29, 2012. In addition, we undertook certain technology initiatives during the six months ended September 29, 2012, related to distribution system enhancements and various other improvements to our infrastructure.

Cash Provided by Financing Activities

Net cash provided by financing activities was $134.8 million for the six months ended September 29, 2012, as compared to $11.0 million for the six months ended October 1, 2011. The cash flows from financing activities during the six months ended September 29, 2012, were primarily comprised of proceeds from the exercise of employee share options of approximately $23.7 million. These proceeds were offset, in part, by net repayments on our Credit Facility of $8.9 million. Cash flows from financing activities related to the six months ended October 1, 2011, were comprised of net borrowing on our revolving credit facility of $3.5 million and proceeds from our private placement of approximately $9.6 million.

Revolving Credit Facility

On September 15, 2011, we completed an amendment to our Credit Facility, which was originally entered into during Fiscal 2007. Pursuant to such amendment, the Credit Facility provides for up to $100.0 million of borrowings, and expires on September 15, 2015. The agreement also provides for loans and letters of credit to our European subsidiaries of up to $35.0 million. All other terms and conditions under the Credit Facility remained consistent with the original agreement. The Credit Facility provides for aggregate credit available equal to the lesser of (i) $100.0 million, or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all of our assets. The Credit Facility contains financial covenants limiting our capital expenditures to $110.0 million for any one fiscal year plus additional amounts as permitted, and a minimum fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being EBITDA plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense), restrict and limit additional indebtedness, and restrict the incurrence of additional liens and cash dividends. As of the six months ended September 29, 2012, we were in compliance with all of our covenants covered under the agreement.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the revolving credit facility was 2.82% during the six months ended September 29, 2012. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility, payable quarterly.

As of September 29, 2012, the amount outstanding under the Credit Facility was $11.6 million, and the amount available for future borrowings was $38.9 million. The largest amount borrowed during the six months ended September 29, 2012 was $31.7 million. At September 29, 2012, there were documentary letters of credit outstanding of approximately $39.9 million, and stand-by letters of credit of $9.4 million.

Contractual Obligations and Commercial Commitments

As of September 29, 2012, our lease commitments and contractual obligations were as follows (in thousands):

	Remainder			Fiscal
	of Fiscal	Fiscal	Fiscal	2018 and
Fiscal year ending	2013	2014-2015	2016-2017	Thereafter	Total
Operating leases	$37,961	$151,471	$142,917	279,605	$611,954
Credit Facility	—	—	11,616	—	11,616

	$37,961	$151,471	$154,533	$279,605	$623,570

Operating lease obligations represent the minimum lease rental payments under non-cancelable operating leases for our real estate locations globally. In addition to the above amounts, we are typically required to pay real estate taxes, contingent rent based on sales volume and other occupancy costs relating to our leased properties for our retail stores.

Credit Facility represents the balance as of September 29, 2012, which although it has a maturity date of September 15, 2015, is classified as a current liability on our consolidated balance sheets due to its revolving nature. In addition, interest on the Credit Facility is excluded from the above table as the amount due in future periods is unknown based on its revolving nature.

Excluded from the above commitments is $5.1 million of long-term liabilities related to uncertain tax positions, due to the uncertainty of the time and nature of resolution.

The above table also excludes amounts included in current liabilities in our consolidated balance sheet as of September 29, 2012, as these items will be paid within one year, and non-current liabilities that have no cash outflows associated with them (e.g., deferred taxes).

We do not have any long-term purchase obligations that represent firm commitments at September 29, 2012.

Research and Development, Patents and Licenses, etc.

We do not conduct research and development activities.

Off-Balance Sheet Arrangements

We have not created, and are not affiliated with, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

We have considered all new accounting pronouncements and have concluded that there are no new pronouncements that have a material impact on our results of operations, financial condition or cash flows based on current information.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. Currently we enter into foreign currency forward contracts to manage our foreign currency exposure to the fluctuations of certain foreign currencies. The use of these instruments helps to manage our exposure to our foreign purchase commitments and better control our product costs. Other than these purchase commitments, we do not use these foreign exchange contracts for any other purposes. In addition, we do not use derivatives for speculative purposes.

Foreign Currency Exchange Risk

We are exposed to risks on certain purchase commitments to foreign suppliers based on the value of the functional currency relative to the local currency of the supplier on the date of the commitment. As such, we enter into forward currency contracts that generally mature in 18 months or less and are consistent with the related purchase commitments. These contracts are recorded at fair value in our consolidated balance sheets as either an asset or liability. Although these are derivative contracts to hedge cash flow risks, we do not designate these contracts as hedges for accounting purposes. Accordingly, the changes in the fair value of these contracts at the balance sheet date and upon maturity (settlement) are recorded in our cost of sales or operating expenses, in our consolidated statement of operations, as applicable to the transactions for which the forward exchange contracts were established.

We perform a sensitivity analysis to determine the effects of fluctuations in foreign currency exchange rates. For this sensitivity analysis, we assume a hypothetical change in U.S. dollar against foreign exchange rates. Based on all foreign currency exchange contracts outstanding as of September 29, 2012, a 10% devaluation of the U.S. dollar compared to the level of foreign currency exchange rates for currencies under contract as of September 29, 2012 would result in a decrease of approximately $6.3 million of net unrealized foreign currency loss. Conversely, a 10% appreciation of the U.S. dollar would result in an increase approximately of $6.3 million of net unrealized gains.

Interest Rate Risk

We are exposed to interest rate risk in relation to our Credit Facility, the balance of which was $11.6 million at September 29, 2012. Our Credit Facility carries interest rates that are tied to LIBOR and the prime rate, and therefore our statements of operations and cash flows are exposed to changes in interest rates. A one percentage point increase in either the prime rate or LIBOR would cause an increase to the interest expense on our Credit Facility of approximately $0.1 million. The balance of our Credit Facility at September 29, 2012 is not indicative of future balances that may be subject to fluctuations in interest rates.